FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the nine months ended September 30, 2005

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30,	June 30,	September 30,
	2004	2005	2005
	Euro	Euro	Euro
Revenues :
Product sales	36 235	30 306	31 289
Technology development and other services	184	420	614
	36 419	30 726	31 903
Cost of revenues :
Cost of goods sold	27 264	16 050	16 442
Cost of services and licensing	1 825	334	220
	29 089	16 384	16 662
Gross profit	7 330	14 342	15 241
Operating expenses :
Research and development	10 187	6 034	5 646
Sales and marketing	4 108	2 910	2 757
General and administrative	6 266	4 513	4 463
Restructuring costs	5 182	(711)	233
Total operating expenses	25 743	12 746	13 099
Operating income (loss)	(18 413)	1 596	2 142
Interest income and other financial income, net	174	235	271
Foreign exchange gain, net	389	1 981	441
Total financial income	563	2 216	712
Gain (loss) before minority interests and income taxes	(17 850)	3 812	2 854
Minority interests	-	-	-
Gain (loss) before income taxes	(17 850)	3 812	2 854
Income tax expense (benefit)	309	21	8
Net income (loss)	(18 159)	3 791	2 846
Basic net gain (loss) per share	(1.18)	0.25	0.19
Diluted net gain (loss) per share	(1.18)	0.24	0.18
Number of shares used for computing :
- basic net income (loss) per share	15 342 435	15 349 945	15 349 945
- diluted net income (loss) per share	15 342 435	15 491 724	15 774 128

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Nine months ended September 30,
	2004	2005
	Euro	Euro
Revenues :
Product sales	113 092	96 463
Technology development and other services	1 017	1 144
Licensing revenue	-	3 391
	114 109	100 998
Cost of revenues :
Cost of goods sold	84 315	53 530
Cost of services and licensing	5 490	613
	89 805	54 143
Gross profit	24 304	46 855
Operating expenses :
Research and development	38 641	17 549
Sales and marketing	11 721	8 715
General and administrative	24 323	13 491
Impairment of intangible assets	1 768	-
Restructuring costs	11 431	1 607
Total operating expenses	87 884	41 362
Operating income (loss)	(63 580)	5 493
Gain on sales of long-term investments	1 166	-
Interest income and other financial income, net	1 349	761
Foreign exchange gain, net	2 846	3 869
Total financial income	5 361	4 630
Gain (loss) before minority interests and income taxes	(58 219)	10 123
Minority interests	-	-
Gain (loss) before income taxes	(58 219)	10 123
Income tax expense (benefit)	47	408
Net income (loss)	(58 266)	9 715
Basic net gain (loss) per share	(3.81)	0.63
Diluted net gain (loss) per share	(3.81)	0.62
Number of shares used for computing :
- basic net income (loss) per share	15 309 144	15 349 945
- diluted net income (loss) per share	15 309 144	15 571 751

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At September 30,
	2004	2005
	Euro	Euro
ASSETS
Current assets :
Cash and cash equivalents	53 318	60 012
Accounts receivable, net	22 864	23 678
Inventory, net	16 409	7 577
Value added tax recoverable	1 102	546
Prepaid expenses and other current assets	5 481	5 074
Total current assets	99 174	96 887
Other assets :
Other intangible and tangible assets, net	12 617	7 123
Long-term investments	9 017	3 566
Other assets	5 295	4 237
Research tax credit	1 486	1 532
Deferred tax assets	9 617	9 617
Total assets	137 206	122 962

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36 393	28 091
Accrued compensation	8 089	5 674
Other accrued expenses	32 217	21 649
Current portion of capitalized lease obligations	466	282
Deferred revenue and advances received from customers	820	334
Other liabilities	731	283
Total current liabilities	78 716	56 313

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	115
Other long-term liabilities	1 732	1 406
Total long-term liabilities	2 034	1 521

Minority interests	-	-

Shareholders' equity :
Shares, Euro 1 nominal value, 15,511,518 shares authorized, issued and outstanding at
September 30, 2005 (15,506,290 at December 31, 2004)	15 506	15 512
Additional paid-in capital	137 039	137 057
Treasury stock at cost (156,345 shares at September 30, 2005 and December 31, 2004)..	(1 312)	(1 312)
Retained deficit	(93 344)	(83 629)
Accumulated other comprehensive loss	(1 433)	(2 500)
Total shareholders' equity	56 456	65 128
Total liabilities and shareholders' equity	137 206	122 962

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

Nine months ended September 30,
	2004	2005
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	(58 266)	9 715
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	12 503	5 430
Reversal of impairment of tangible assets	(716)	(236)
Loss on sales and retirement of tangible assets	19	1 057
Reversal of long term investment depreciation	(550)	-
Impairment of intangible assets	1 768	-
Amortization of deferred stock-based compensation	350	-
Net decrease in cash from working capital items	(7 364)	(13 766)
Net cash providied (used) by operating activities	(52 256)	2 200
Cash flows from investing activities :
Acquisition (disposal) of long term investments	(79)	5 451
Purchase of minority interest in Arguin	(1 768)	-
Purchases of intangible and tangible assets	(3 185)	(1 429)
Proceeds from sale of intangible and tangible assets	28	851
Proceeds from sale of long term investments	1 638	-
Net cash provided by (used in) investing activities	(3 366)	4 873
Cash flows from financing activities :
Principal payments on capital lease obligations	(704)	(363)
Proceeds from exercise of stock options and founders' warrants	712	24
Net cash provided by (used in) financing activities	8	(339)
Effect of exchange rate changes on cash and cash equivalents	(93)	(40)
Net increase (decrease) in cash and cash equivalents	(55 707)	6 694
Cash and cash equivalents, beginning of period	110 705	53 318
Cash and cash equivalents, end of period	54 998	60 012

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

	Shares
	Number	Amount	Additional paid in capital	Treasury stock	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance at December 31, 2004	15,506,290	€ 15,506	€ 137,039	€ (1,312)	€ (93,344)	€ (1,433)	€ 56,456
Issuance of shares in connection with the exercise of founders' warrants and options	5,228	5	19				24
Comprehensive income:
Net income					9,715		9,715
Foreign currency translation						(1,067)	(1,067)
Total comprehensive income (loss)					9,715	(1,067)	8,648

Balance at June 30, 2005	15,511,518	€ 15,512	€ 137,057	€ (1,312)	€ (83,629)	€ (2,500)	€65,128

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2004.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables and derivatives.

Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financials institutes in Paris and three major banks in Hong Kong.

Wavecom sells its products to customers in a variety of industries principally in Europe, Asia/Pacific, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

Sales to customers by geographic region are summarized as follows (in thousands):

	Year ended December 31,	Nine months ended September 30,
	2004	2004	2005

China	€ 51,060	€ 43,643	€24,348
Rest of Asia	26,228	12,966	17,386
Europe	63,565	48,046	48,388
Americas	6,324	4,310	8,932
Rest of world	4,377	5,144	1,944

	€ 151,554	€114,109	€100,998

Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage.

2. Inventory

Components of inventory are:

	December 31, 2004	September 30, 2005
	(in thousands)

Purchased components and raw materials	€ 324	€283
Finished goods	5,164	3.475
Components and finished goods held by contract manufacturers	10,921	3.819

	€ 16,409	€7,577

Wavecom bears the risk of ownership of inventory components held by its contract manufacturers to be used for its products, although these components continue to be legally owned by the contract manufacturer.

The inventory decreased from December 31, 2004 to September 30, 2005 mainly due to better monitoring and control and a reduced manufacturing cycle time.

3. Shareholders’ Equity

At September 30, 2005, 15,511,518 shares were outstanding, each with a nominal value of €1 per share. After taking into consideration the 156,345 shares repurchased during 2003 and held in treasury, 15,355,173 total shares are outstanding at September 30, 2005.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2004	2,115,663	39.21	4.57 – 150.72
Granted	579,700	5.14	4.19 – 10.18
Exercised	10,853	5.13	4.57 – 8.07
Expired	30,000	126.98	103.23 – 150.72
Cancelled	651,087	44.13	4.57 – 139.52

Balance at September 30, 2005	2,003,423	26.62	4.57 – 139.52

At September 30, 2005, 1,071,551 founders' warrants, stock options and warrants were exercisable.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our third quarter and nine months financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month and nine-month periods ended September 30, 2005 compared to the three-month and nine-month periods ended September 30, 2004

Revenues

	Three months ended
	September	September	% change	June	% change
	2004	2005	2004/2005	2005	Q2-05/Q3-05
	(amounts in € 000s)

Product sales	36 235	31 289	-13,6%	30 306	3,2%
Percentage of total revenues	99,5%	98,1%		98,6%

Technology development and other services	184	614	233,7%	420	46,2%
Percentage of total revenues	0,5%	1,9%		1,4%

Total revenues	36 419	31 903	-12,4%	30 726	3,8%

	Nine months ended September 30,
	2004	2005	% change
			2004/2005
	(amounts in € 000s)

Product sales	113 092	96 463	-14,7%
Percentage of total revenues	99,1%	95,5%

Technology development and other services	1 017	1 144	12,5%
Percentage of total revenues	0,9%	1,1%

Licensing revenue		3 391
Percentage of total revenues		3,4%

Total revenues	114 109	100 998	-11,5%

Sales by market

As % of total revenues :	Q3 2004	First nine months 2004	Q3 2005	First nine months 2005
Vertical applications (products and licensing) :	90%	79%	90%	90%
PCD (handset) business :	10%	21%	10%	10%
	100%	100%	100%	100%

Third quarter 2005 revenues were €31.9 million which represents an increase of 4% from the previous quarter.  This increase reflects a strong performance from our core vertical markets business which was €28.6 million, or 90% of total revenues.

Sales  in the first nine months of 2005 decreased by 11% versus previous year due to the decline of the sales of the PCD business.

Sales increased in each of our three geographic regions versus the previous quarter, with a breakdown of regions as follows:  EMEA (Europe, Middle-east and Africa):  59%, APAC (Asia-Pacific):  29% and The Americas:  12%.

Sales breakdown by region for the first nine months is as follows: EMEA (Europe, Middle-east and Africa):  55%, APAC (Asia-Pacific):  35% and The Americas:  10%.

The customer portfolio remained balanced with no single customer representing more than 9% of total revenues in the third quarter. The top ten customers, 4 of which are distributors, combined represented 56% of revenues as compared to 62% in the previous quarter and 54% for the first nine months.

Backlog:  Backlog as of September 30, 2005 increased 19% to reach €36.6 million, compared to €30.8 million at the end of the previous quarter, and was made up of 90% vertical applications, compared to 77% at June 30, 2005.  As noted previously by management, backlog consists of orders on hand for the next 12 months, but is not necessarily predictive of revenue in the quarter to come as we have significantly reduced our manufacturing cycle time and are able to deliver product much more quickly than in the past.  For this quarter, however, we have begun to see signs of lead-times increasing for some components, such as flash memories, and therefore have communicated to customers that they need to place orders in a more timely manner in order to ensure delivery schedules.

Business news for the third 2005 quarter:

•

Introduction of our latest OpenAT® software, which includes EDGE for the Q2687 module, as well as real-time OS, 9 power modes, memory expansion capabilities and multiple peripheral interfaces -- features  that are all tailored for industrial wireless solutions.

•

Commerciant, a US-based company selected Wavecom technology as the base for its newest point of sale payment terminals, a growing market in the U.S.

•

Extension of Wavecom’s distributor network to include Arrow Dicopel in Mexico and Acal for all of Northern Europe, now including the UK.

•

Wavecom signed a joint marketing agreement with US-based Airbiquity, to address the growing wireless market for automobiles.

Cost of revenues

	Three months ended
	September	% sales	September	% sales	June	% sales
	2004		2005		2005
	(amounts in € 000s)
Cost of revenues
Cost of products	27 264	75,2%	16 442	52,5%	16 050	53,0%
Cost of services and licensing	1 825	991,8%	220	35,8%	334	79,5%
Total cost of revenues	29 089	79,9%	16 662	52,2%	16 384	53,3%

Gross Profit

On Products	8 971	24,8%	14 847	47,5%	14 256	47,0%
On services and licensing	-1 641	-891,8%	394	64,2%	86	20,5%
Total gross profit	7 330	20,1%	15 241	47,8%	14 342	46,7%

	Nine months ended September 30,
	2004	% sales	2005	% sales
	(amounts in € 000s)
Cost of revenues
Cost of products	84 315	74,6%	53 530	55,5%
Cost of services and licensing	5 490	539,8%	613	53,6%
Total cost of revenues	89 805	78,7%	54 143	53,6%

Gross Profit

On Products	28 777	25,4%	42 933	44,5%
On services and licensing	-4 473	-439,8%	3 922	86,5%
Total gross profit	24 304	21,3%	46 855	46,4%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers' charges and provisions for royalties, obsolete and slow-moving inventories and warranty expense.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Gross margin for the third quarter was 48%, one percentage point higher as compared to the previous quarter. Total gross margin for the first nine months is 46% compared to 21% a year ago. This continued high gross margin is the result of a number of factors, the most important being the Company’s refining its product management process, eliminating low-margin products from the portfolio, the sale of some previously-considered obsolete products and high margin licensing revenue during the first quarter. This 2005 gross margin also compares to an unusually low 2004 due to charges taken in the cost of goods sold principally related to the revaluation of components in inventory during that quarter and to obsolete products.

Operating expenses

	Three months ended
	September	% of	September	% of	% change	June	% of	% change
	2004	revenues	2005	revenues	2004/2005	2005	revenues	Q2-05/Q3-05
	(amounts in € 000s)

Operating expenses
Research and development	10 187	28,0%	5 646	17,7%	-44,6%	6 034	19,6%	-6,4%
Sales and Marketing	4 108	11,3%	2 757	8,6%	-32,9%	2 910	9,5%	-5,3%
General and Administrative	6 266	17,2%	4 463	14,0%	-28,8%	4 513	14,7%	-1,1%
Restructuring costs	5 182	14,2%	233	0,7%	-95,5%	-711	-2,3%	-132,8%
Total	25 743	70,7%	13 099	41,1%	-49,1%	12 746	41,5%	2,8%

	Nine months ended September 30,
	2004	% of	2005	% of	% change
		revenues		revenues	2004/2005
	(amounts in € 000s)

Operating expenses
Research and development	38 641	33,9%	17 549	17,4%	-54,6%
Sales and Marketing	11 721	10,3%	8 715	8,6%	-25,6%
General and Administrative	24 323	21,3%	13 491	13,4%	-44,5%
Impairment of intangible assets	1 768	1,5%	-
Restructuring costs	11 431	10,0%	1 607	1,6%	-85,9%
Total	87 884	77,0%	41 362	41,0%	-52,9%

Total operating expenses for the third quarter 2005 were €13.1 million, compared to €12.7 million in the second quarter 2005 and compared to €25.7million in the third quarter of 2004 .  The restructuring plans undertaken in 2004 were completed during the third quarter and accounted for expenses of €0.2 million.  Operating expenses for R&D, Sales and Marketing and G&A remained flat as compared to the second quarter of 2005 and decreased significantly as compared to the third quarter of 2004 which mainly reflects completion of the final phase of the 2004 restructuring plan.

Restructuring costs for 2004 third quarter of €5.2 million relate mainly to the restructuring plan announced on January 23, 2004 including employee severance packages as well as assets write-offs related to the plan.  Total charges relating to this and an earlier restructuring plan were approximately €11.4 million as of September 30, 2004. Wavecom took a charge of approximately €1.6million during the first nine months of 2005 related to the restructuring plans announced in 2004.

Total operating expenses for the first nine months of 2005 decreased 53% year on year as a result of the 2004 restructuring plans.

Impairment of intangible assets

In 2004 a write-off of €1.8 million in intangible assets was recorded relating to the decision to close a U.S.-based R&D subsidiary.

Headcount.

Our global headcount was approximately 350 at September 30, 2005, including 8 people in notice period down from 358 at June 30, 2005, including 15 people in notice period. This headcount figure includes salaried employees as well as independent contractors, which represented approximately 13% of the September 30, 2005 figure.

Other income (expense)

 Interest and other financial  income, net.  We recorded net interest and other financial income of €761,000 in the first nine months of 2005, compared to €1,349,000 in the same period in 2004, and net interest and other financial income of  €271,000 in the third quarter of 2005 compared to €174,000 in the same period in 2004.  These decreases are due to the lower average level of cash during 2005 versus 2004 and to lower interest rates.

 Foreign exchange gain (loss).  We had a net foreign exchange gain of €3,869,000 in the first nine months of 2005 compared with a net gain of €2,846,000 in the same period in the prior year.  We had a net foreign exchange gain of €441,000 in the three months ended September 30, 2005 compared  with a gain of €389,000 in the same period in the prior year.

Income tax expense (benefit).  Our €408,000 net tax expense in the first nine months of 2005 (expense of €47,000 in the first nine months of 2004), represents principally withholding tax, income tax in France and in an Asian subsidiary offset by French research tax credits.

Liquidity and capital resources

We had positive cash flow from operating activities of €2,200,000 in the nine-month period ended September 30, 2005 compared to negative cash flow of €52,256,000 in the first nine months of 2004 and a negative cash flow from operating activities of €62,482,000 in the year ended December 31, 2004. The improvement of the cash flow is linked with our operating profit in the first nine months of 2005.

We had working capital (defined as current assets less current liabilities) of €40,574,000 at September 30, 2005, compared to €20,458,000 at December 31, 2004.

At September 30, 2005, our capital lease obligations (including the current portion), amounted to €397,000, compared to capital lease obligations of €768,000 at the end of 2004. We had €60,012,000 in cash and cash equivalents at September 30, 2005 compared to €53,318,000 at December 31, 2004.

At September 30, 2005, we had commitments outstanding to purchase approximately €0.1 million in fixed assets, which were expected to be placed in service during the second half of 2005. At September 30, 2005, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the following two quarters. These purchase commitments totaled approximately €11.2 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A

Date: December 13, 2005	By:	/s/ Chantal Bourgeat
Name: Chantal Bourgeat
Title: Chief Financial Officer